Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation	Percentage Owned

Canadian Teleradiology Services, Inc.	Canada	100%
Schuylkill Open MRI, Inc.	Nevada	100%
Partners Imaging Center of Venice, LLC	Florida	100%
Partners Imaging Center of Naples, LLC	Florida	100%
Partners Imaging Center of Charlotte, LLC	Florida	100%